FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of March 2010.

SOMPO JAPAN INSURANCE INC.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Merger of Life Insurance Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOMPO JAPAN INSURANCE INC.
Date: March 31, 2010
	By:	/S/ SHIMPEI AIDA
Shimpei Aida
Manager of Corporate Planning Department

[English Translation]

March 31, 2010

Corporate Name:	SOMPO JAPAN INSURANCE INC.

Corporate Name:	NIPPONKOA Insurance Co., Ltd.

Merger of Life Insurance Subsidiaries

SOMPO JAPAN INSURANCE INC. (President and CEO: Masatoshi Sato) (“Sompo Japan”) and NIPPONKOA Insurance Co. Ltd. (President and CEO: Makoto Hyodo) (“Nipponkoa”) hereby announce that they have agreed to merge their respective life insurance subsidiaries, Sompo Japan Himawari Life Insurance Co., Ltd., (President and CEO: Toshio Matsuzaki) (“Sompo Japan Himawari”) and Nipponkoa Life Insurance Company, Limited, (President and CEO: Kazuo Hashimoto) (“Nipponkoa Life”) (collectively, the “Parties”), effective October 1, 2011 (tentative date). The merger is contingent on shareholders’ meeting approval of each Party and regulatory approvals.

The merger’s background, purpose, and fundamental principles are as follows.

Background, Objectives, and Fundamental Principles of Merger

I. Background and Objective of Merger

In the face of the declining birthrate and aging society – the significant challenges Japan faces in the medium to long-term period – as well as of increased risks associated with depopulating society, deteriorating global climate change, and in response to the diversified consumer demands amidst the individuals’ lifestyle changes, companies are urged to take proper actions and contribute to social safety and to customers’ sense of security.

Based on this shared perspective, Sompo Japan and Nipponkoa decided to establish a “new solution service group which provides customers with security and service of the highest quality and contribute to social welfare” (the “NKSJ Group”), while sharing as a unitary group the strengths nurtured through 120 years of their respective history.

Sompo Japan Himawari and Nipponkoa Life will form the nucleus of the NKSJ Group’s life insurance business, which has been designated as a growth business within the Group, which will establish on April, 2010. In accord with the Group’s aim of “providing customers with security and service of the highest quality and contributing to the social welfare”, Sompo Japan Himawari and Nipponkoa Life have agreed to merge in a spirit of harmony and mutual respect. The merger aims to further solidify their operational foundations, accelerate growth by capitalizing on their respective strengths and distinctive attributes, and forming a life insurance company that is even more favored by customers.

II. Management Vision and Aspirations

Firmly committed to the NKSJ Group’s management vision of “making all value judgments from the perspective of customers, providing customers with security and service of the highest-quality and contributing to social welfare”, Sompo Japan Himawari and Nipponkoa Life aim to jointly become the type of life insurer described below to gain the support of all stakeholders.

1. A life insurer that provides the highest quality services and absolute peace of mind

The merged company will provide even more customers with the highest quality services and absolute peace of mind by expanding its sales base and further strengthening its customer service, product development, and IT system capabilities.

2. A life insurer with a prominent market presence

The merged company aims to be a life insurer with a prominent presence in the market and to establish a brand backed by earnings power, growth potential, creditworthiness, and financial soundness.

3. A life insurer that provides a broad range of societally and environmentally friendly solutions

The merged company will provide a broad range of solutions for consumers’ daily lives and companies’ business activities, focusing particularly on health, healthcare, and the environment. Through proactive dialog with all stakeholders, it also aims to fulfill its corporate social responsibility (CSR) and operationally contribute to the betterment of society as a corporate citizen.

4. A life insurer that endeavors to maximize corporate value

The merged company aims to maximize its corporate value and will contribute to maximizing the NKSJ Group’s shareholder value by optimally allocating management resources, improving operating efficiency, and boosting earnings power.

The merged company will also endeavor to ensure ample management transparency.

5. A life insurer with an open, vibrant, and free-thinking corporate culture

The merged company aims to effectively utilize its know-how and energize its workforce by promoting lively communication and fostering a corporate culture in which personnel can develop personal expertise and fully engage their skills. It aims to be a life insurer that can grow together with its employees and agents while allowing them to experience job fulfillment.

III. Fundamental Principles of Merger

1. Customer Focus

The merged company will pursue best practices, making all value judgments from the standpoint of the customer.

2. Speed

The merged company will place priority on speed in the aim of rapidly executing growth strategies and realizing merger synergies.

3. Management Efficiency

The merged company will improve operating efficiency by effectively utilizing resources and boosting productivity.

4. Harmonious Integration

The merged company will pursue harmonious integration while promoting mutual respect among all corporate officers and employees. It will also integrate and further develop Sompo Japan Himawari and Nipponkoa Life’s strengths and distinctive attributes in the aim of establishing a new corporate culture.

5. Enhancement of Corporate Value

In accord with the above principles, the merged company will expeditiously and proactively contribute to enhancing corporate value, both its own and the entire NKSJ Group’s.

IV. Benefits of Merger

•

To deliver absolute peace of mind and services of the highest quality, the merged company will provide appealing products and services that meet market needs, capitalizing on Parties’ respective product strengths through the merger.

•

The merged company will realize its merger synergies and develop and utilize back-office processes and IT systems that ensure sustained growth and improvement in quality of service to improve its business efficiencies.

•

By capitalizing on the strengths and distinctive attributes of the Parties’ respective sales channels and markets, the merged company will enhance its service quality and productivity based on the customers’ perspectives, and at the same time, will accelerate its sales growth and profitability improvement by strengthening its sales platform.

Through these initiatives, the merged company will pursue a target of achieving a ¥50 billion annual increase in EV* in fiscal 2014.

*EV (Embedded Value) is calculated as the sum of an insurer’s net asset value plus the present value of future profits from in-force insurance policies.

V. Timing of Merger

To realize the merger’s benefits at an early date, Sompo Japan Himawari and Nipponkoa Life plan to effectuate their merger on October 1, 2011.

The NKSJ Group will announce other basic matters and details regarding the merger as they are determined.

End

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the SOMPO JAPAN INSURANCE INC. (“Sompo Japan”), NIPPONKOA Insurance Company, Limited (“Nipponkoa”) and, upon planned establishment of NKSJ Holdings, Inc. (“NKSJ”) on April 1, 2010 as a holding company for Sompo Japan and Nipponkoa, NKSJ. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Sompo Japan and Nipponkoa in light of the information currently available to the two companies, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Sompo Japan, Nipponkoa, and/or NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Neither of Sompo Japan, Nipponkoa nor, upon its formation, NKSJ, undertakes or will undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Sompo Japan, Nipponkoa and, upon its formation, NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Effects of intensified competition in the non-life insurance business

(3)	Changes to laws, regulations, and systems

(4)	Risk of natural disasters

(5)	Occurrence of unpredictable damages

(6)	Reinsurance risk

(7)	Overseas business risk

(8)	Life insurance business risk

(9)	Effects of declining stock price

(10)	Effects of fluctuation in exchange rate

(11)	Effects of fluctuation in interest rate

(12)	Liquidity risk

(13)	Effects of decline in creditworthiness of investment and/or loan counterparties

(14)	Credit rating downgrade

(15)	Litigation risk

(16)	Risk concerning retirement benefit liabilities

(17)	Occurrence of personal information leak

(18)	Damage on business operations by major disasters

(19)	Risk concerning business integration

(20)	Other risks